OMB Approval
                                                   ----------------------------
                                                     OMB Number 3235-0287
                                                     Expires: January 31, 2005
                                                     Estimated average burden
                                                     hours per response ... 0.5



                                     FORM 4

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940

/ X / Check this box if no longer subject to Section 16.
      Form 4 or Form 5 obligations may continue.
      See Instruction 1(b).



1.   Name and Address of Reporting Person*:

         Ballman       Glenn         S.
         ------------------------------------------
         (LAST)        (FIRST)   (MIDDLE)

         Sea Breeze Villa
         -------------------------------------------
         (STREET)

         Nevis         West Indies        00119
         ------------------------------------------
         (CITY)        (STATE)           (ZIP)



2.   Issuer Name and Ticker or Trading Symbol:

         Onvia.com, Inc.

3.   IRS or Social Security Number of Reporting Person, if an entity
     (Voluntary):


4.   Statement for Month/Year:

         April 2002

5.   If Amendment, Date of Original:

      (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer:     (Check all applicable)

         _____  Director

         _____  Officer (give title below)

         __X__  10% Owner

         _____  Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

         __X__  Form filed by One Reporting Person

         _____  Form filed by More than One Reporting Person



                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned



1.   Title of Security:

      (Instr. 3)

         Common Stock

2.   Transaction Date:

      (Month/Day/Year)

         04/16/2002

3.   Transaction Code:

      (Instr. 8)

      Code                 V

        X

4.   Securities Acquired (A) or Disposed of (D):

      (Instr. 3, 4 and 5)

      Amount       (A) or (D)          Price

      1,403,226         D              $0.62

5.   Amount of Securities Beneficially Owned at End of Month:

      (Instr. 3 and 4)

         7,374,625

6.   Ownership Form:   Direct (D) or Indirect (I):

      (Instr. 4)

         D

7.   Nature of Indirect Beneficial Ownership:

      (Instr. 4)


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)



1.   Title of Derivative Security:

      (Instr. 3)

     Put Option (right to sell)

2.   Conversion or Exercise Price of Derivative Security:

     $0.62 (2)

3.   Transaction Date:

      (Month/Day/Year)

     04/16/2002

4.   Transaction Code:

      (Instr. 8)

      Code        V

       X

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):

      (Instr. 3, 4 and 5)

                    (A)                 (D)

                                       1,403,226

6.    Date Exercisable and Expiration Date:

       (Month/Day/Year)

        Date Exercisable                        Expiration Date

          Immed.                                  04/24/2002 (1)

7.   Title and Amount of Underlying Securities:

       (Instr. 3 and 4)

      Title                Amount or Number of Shares

      Common Stock               1,403,226

8.   Price of Derivative Security:

      (Instr. 5)

         (2)

9.   Number of Derivative Securities Beneficially Owned at End of Month:

      (Instr. 4)



10.  Ownership of Derivative Security:   Direct (D) or Indirect (I):

       (Instr. 4)



11.  Nature of Indirect Beneficial Ownership:

       (Instr. 4)

Explanation of Responses:

(1) The original expiration date of the options was October 31, 2001, but was extended by agreement between the reporting person and the issuer to April 24, 2002.

(2) The put rights were granted to the reporting person in connection with a severance agreement dated April 5, 2001 following his departure as Chief Executive Officer of the issuer. The severance agreement entitled the reporting person to put the shares to the issuer solely for the purpose of repaying a loan to the reporting person that was guaranteed by the issuer. The exercise price was deemed to be the closing market price on the day the option was exercised.




                                    SIGNATURE
                                    ---------


                                             /s/ Glenn S. Ballman
                                          ----------------------------------
                                           Glenn S. Ballman


Date: July 3, 2002


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of the Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.